                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              PETROLITE CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  CAPITAL STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   716723 10 1
                                 --------------
                                 (CUSIP Number)

                             Boatmen's Trust Company
                                 100 N. Broadway
                           St. Louis, Missouri  63102
                       Attention:  V. Raymond Stranghoener
                                 (314) 466-3345
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 1994
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

    Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on Following Pages)
                              (Page 1 of 38 Pages)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 2 of 38 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Boatmen's Bancshares, Inc.    43-0672260
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Corporation
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,608,561 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,575,800 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,686,507 shares (See item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.3%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    HC
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 3 of 38 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Boatmen's Trust Company 43-0497480
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Corporation
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER           131,733 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,476,828 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER       15,407 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,560,393 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,686,507 shares (See item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.3%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    BK
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 4 of 38 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wm. S. Barnickel & Company  43-6029518
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Corporation
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,337,360 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,337,360 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,686,507 shares (See item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.3%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 5 of 38 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The William S. Barnickel Testamentary Trust  43-6029868
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Trust
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,337,360 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,337,360 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,686,507 shares (See item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.3%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 6 of 38 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The John S. Lehmann Trust f/b/o John S. Lehmann, Jr.  43-6401897
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Trust
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         400,302 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    400,302 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,686,507 shares (See item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.3%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 7 of 38 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The John S. Lehmann Trust f/b/o Frederick W. Lehmann III  43-6401898
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Trust
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         133,434 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    133,434 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,686,507 shares (See item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.3%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 8 of 38 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Genevieve J. Brown  ###-##-####
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER            11,946 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         839,194 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER       11,946 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    839,194 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,686,507 shares (See item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.3%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 9 of 38 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John V. Janes, Jr.  ###-##-####
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               500 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         800,604 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          500 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    800,604 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,686,507 shares (See item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.3%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 10 of 38 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael V. Janes  ###-##-####
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER            62,000 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,401,660 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER       62,000 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,401,660 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,686,507 shares (See item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.3%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 11 of 38 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William B. Janes  ###-##-####
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         800,604 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER       23,400 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    800,604 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,686,507 shares (See item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.3%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 12 of 38 Pages

INTRODUCTORY NOTE.

    This statement is filed on behalf of Boatmen's Bancshares, Inc., a Missouri corporation ("BBI"); its subsidiary, Boatmen's Trust Company, a Missouri corporation ("BTC"); Wm. S. Barnickel & Company, a Missouri corporation ("Barnickel Company"); The William S. Barnickel Testamentary Trust, a Missouri trust (the "Barnickel Trust"); The John S. Lehmann Trust f/b/o John S. Lehmann, Jr. ("Lehmann Trust I") and The John S. Lehmann Trust f/b/o Frederick W. Lehmann III ("Lehmann Trust II") (Lehmann Trust I and Lehmann II are hereinafter referred to collectively as the "Lehmann Trusts") established under the Indenture of Trust of John S. Lehmann dated July 8, 1959, as amended; Genevieve J. Brown, John V. Janes, Jr., Michael V. Janes, and William B. Janes. (Genevieve J. Brown, John V. Janes, Jr., Michael V. Janes and William B. Janes are referred to herein collectively as the "Janeses"). BBI, BTC, Barnickel Company, the Barnickel Trust, Lehmann Trust I, Lehmann Trust II, Genevieve J. Brown, John V. Janes, Jr., Michael V. Janes, and William B. Janes are hereinafter referred to as the "Reporting Persons."

    This Amendment No. 3 is being filed on behalf of the persons identified in
Item 2 hereof and supplements and combines (i) the information set forth in
Schedule 13D filed on February 24, 1994 on behalf of BBI, BTC, Barnickel Company and Barnickel Trust as members of a group, as amended by Amendments No.1 and No.2 filed on, respectively, April 8, 1994 and July 11, 1994; and (ii) the information set forth in Schedule 13D filed on February 24, 1994 by Michael
V. Janes, as amended by Amendments No.1 and No.2 filed on, respectively, April 8, 1994 and July 11, 1994.

    This amendment also reflects the addition of Genevieve J. Brown, John V. Janes, Jr., William B. Janes, and the Lehmann Trusts as potential members of the group. The filing of this Schedule 13D should not be construed as an admission that the Reporting Persons constitute a group or are the beneficial owners of the shares indicated below.

    Each signatory hereto acknowledges responsibility with respect to the information provided as to such signatory but assumes no responsibility as to information as to any other signatory.

ITEM 1.  SECURITY AND ISSUER.

    This statement relates to the shares of capital stock, without par value (the "Capital Stock"), of Petrolite Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 369 Marshall Avenue, St. Louis, Missouri 63119.

ITEM 2.  IDENTITY AND BACKGROUND.

    BBI is a registered bank holding company with its principal executive office at One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101. BBI directly owns substantially all of the capital stock of numerous subsidiary banks, a trust company, a mortgage banking company, a credit life insurance company and an insurance agency. The business of BBI consists primarily of the ownership, supervision and control of its subsidiaries.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 13 of 38 Pages

    BTC is a subsidiary of BBI with its principal executive office at 100 North Broadway, St. Louis, MO 63102. BTC and its affiliated banks' trust departments with offices in eight states offer investment and trust services to a broad range of individuals and institutional clients.

    Barnickel Company is a Missouri corporation operating as a private investment company with its office and business address at P.O. Box 190189, St. Louis, MO 63119.

    The Barnickel Trust is a Missouri testamentary trust with its business address c/o Boatmen's Trust Company, 100 N. Broadway, St. Louis MO 63101. The Barnickel Trust owns 90% of the outstanding shares of Barnickel Company. The co-trustees of the Barnickel Trust are BTC and Michael V. Janes.

    The Lehmann Trusts are Missouri trusts with business addresses c/o Boatmen's Trust Company, 100 N. Broadway, St. Louis, MO 63101. BTC serves as the sole trustee of each of the Lehmann Trusts. Lehmann Trust I owns 7.5% of and Lehmann Trust II owns 2.5% of the outstanding shares of Capital Stock of the Barnickel Company.

    Genevieve J. Brown, John V. Janes, Jr., Michael V. Janes and William B. Janes are siblings and the grandchildren of William S. Barnickel and the majority beneficiaries of the Barnickel Trust. Genevieve J. Brown and Michael
V. Janes serve as officers and directors of Barnickel Company.

    Attached hereto as Schedules I and II is the information required by Items 2(a) - (c) and 2(f) with respect to (i) each executive officer and director of BBI and (ii) each executive officer and director of BTC. To the best of the knowledge of BBI and BTC, no other corporation or other person is ultimately in control of BBI or BTC.

    Attached hereto as Schedule III is the information required by Items 2(a) -
(c) and 2(f) with respect to each executive officer and director of Barnickel Company and Michael V. Janes, the co-trustee of the Barnickel Trust. To the best of the knowledge of Barnickel Company, no other corporation or person is ultimately in control of Barnickel Company other than the Barnickel Trust. To the best of the knowledge of the Barnickel Trust, no other corporation or person is ultimately in control of the Barnickel Trust other than its trustees, BTC and Michael V. Janes. To the best of the knowledge of the Lehmann Trusts, no other corporation or person is ultimately in control of the Lehmann Trusts other than the trustee, BTC.

    Attached hereto as Schedule IV is the information required by Items 2(a) -
(c) and 2(f) with respect to each of the Janeses.

    Neither BBI or BTC, nor to the best of their knowledge any person listed on Schedules I or II hereto, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Schedule VIII hereto describes a class action suit against the board of directors of INTERCO Incorporated of which Mr. William E. Cornelius, a director of BBI, was a former member and Mr. Lee M. Liberman, a director of BBI, is a current member.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 14 of 38 Pages

    Neither Barnickel Company, the Barnickel Trust, any Lehmann Trust, any of the Janeses, nor to the best of Barnickel Company's knowledge any person listed on Schedule III hereto, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The Barnickel Trust was formed in the 1920s pursuant to the Last Will and Testament of William S. Barnickel dated August 1, 1921 (the "Will"). At the time of the Will, Barnickel Company was organized in the form of a partnership, which was incorporated as Barnickel Company in 1922. The assets of the Barnickel Trust consist of 90% of the shares of common stock of Barnickel Company. BTC's predecessor trustee, The Boatmen's National Bank of St. Louis, has served as co-trustee of the Barnickel Trust since 1961, and was succeeded by BTC in 1989. BTC also serves as sole trustee of the Lehmann Trusts which collectively own the remaining 10% of the shares of common stock of Barnickel Company. The assets of Barnickel Company include 5,337,360 shares of Capital Stock (or 47.2%) of the Company.

    BTC holds a total of 271,201 other shares of Capital Stock of the Company in a number of capacities. These shares were acquired with cash, at then prevailing prices in open market transactions, or as a result of contributions to trusts or the acceptance of various fiduciary and agency appointments; these shares have been acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect.

    To the best of the knowledge of BBI and BTC, any shares of Capital Stock acquired by any of their respective directors or executive officers have been acquired with personal funds for investment purposes only.

    To the best of the knowledge of Barnickel Company and the Barnickel Trust, no directors or executive officers of Barnickel Company beneficially own any shares of Capital Stock other than Michael V. Janes, Genevieve J. Brown, and John C. Sexton. To the best of the knowledge of Barnickel Company and the Barnickel Trust, Michael V. Janes acquired beneficial ownership of (i) 5,337,360 shares as a trustee of the Barnickel Trust; (ii) 62,000 shares by purchase with personal funds in the approximate amount of $108,975.95; (iii) 60,800 shares as trustee of three trusts; and (iv) 3,500 shares by purchase with personal funds. All purchases were market transactions. To the best of the knowledge of Barnickel Company and the Barnickel Trust, Genevieve J. Brown acquired beneficial ownership of (i) 6,200 shares as co-trustee of a revocable trust, which were acquired by purchase by her with personal funds in open market transactions; (ii) 32,290 shares pursuant to the recent termination of a trust established by her late husband; and (iii) 11,946 shares in an individual retirement account acquired by rollover of a qualified distribution resulting from the death of her late husband. To the best of the knowledge of Barnickel Company and the Barnickel Trust, John C. Sexton acquired beneficial ownership of 100 shares with personal funds in the approximate amount of $2400.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 15 of 38 Pages

    John V. Janes, Jr. acquired beneficial ownership of 200 shares by purchase with personal funds and 300 shares as custodian for a minor child by purchase with personal funds and subsequent gift. William B. Janes acquired beneficial ownership of 23,400 shares by purchase with personal funds and by gift.

ITEM 4.  PURPOSE OF TRANSACTION.

    BTC's predecessor corporate trustee, The Boatmen's National Bank of St. Louis, was appointed co-trustee of the Barnickel Trust in 1961. From that date until February 14, 1994, BTC or its predecessor has held the shares of Capital Stock beneficially owned by the Barnickel Trust in the ordinary course of business. The co-trustees of the Barnickel Trust are currently BTC and Michael
V. Janes.

    The death of Genevieve Barnickel Janes, one of the co-trustees of the Barnickel Trust and the income beneficiary of the Barnickel Trust, on August 27, 1993 resulted in the termination of the Barnickel Trust pursuant to its terms. The trustees have analyzed how to effectuate the termination of the Barnickel Trust and the circumstances under which the Barnickel Trust should distribute its assets in view of the objectives of maximizing liquidity, minimizing taxes and providing for impartial treatment of the Barnickel Trust beneficiaries, to the extent practicable. On February 14, 1994 and at the recommendation of BTC and Michael V. Janes, as co-trustees of the Barnickel Trust, the board of directors of Barnickel Company authorized Barnickel Company to execute a letter agreement with Morgan Stanley & Co. Incorporated for the purpose of exploring possible transactions involving Barnickel Company, including a potential sale, merger or reorganization. A copy of the letter agreement was filed as Exhibit 4 to the Schedule 13D previously filed on February 24, 1994 by BBI, BTC, Barnickel Company and the Barnickel Trust, and is incorporated herein by reference.

    The Company and the Reporting Persons (other than BTC, except in its capacity as trustee of the Barnickel Trust and the Lehmann Trusts, and BBI) have entered into a letter of intent (the "Letter of Intent"), a copy of which is attached hereto as Exhibit 1, which sets forth the principal terms of the proposed acquisition by the Company of substantially all of the assets of the Barnickel Company pursuant to a tax-free reorganization (the "Proposed Reorganization") within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The Letter of Intent was executed by the last Reporting Person on December 9, 1994. The Company would, subject to the satisfaction of certain conditions to closing (the "Closing") of the transactions contemplated in the Proposed Reorganization, acquire in exchange for shares of Capital Stock substantially all of the assets of Barnickel Company (the "Barnickel Company Assets"), consisting of shares of Capital Stock, certain interests in the Barnickel Trust (the "Trust Interests"), and some or all of the oil and gas properties (the "O & G Properties") owned by the Barnickel Company, and assume certain liabilities and obligations of Barnickel Company, as described below. By reason of the Letter of Intent, the Janeses and the Lehmann Trusts may be deemed to be potential members of the group for purposes of this Schedule 13D.

    The Letter of Intent is, by its terms, not intended to be a binding agreement of the parties except in certain limited respects; instead, it reflects an understanding in principle and an agreement to negotiate in good faith in an effort to reach a definitive agreement (the "Definitive Agreement") with respect to the Proposed Reorganization. No assurance can be given that a

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 16 of 38 Pages

Definitive Agreement will be entered into or, in the event that a Definitive Agreement is reached between the parties, that the conditions to Closing set forth in the Letter of Intent will be satisfied and the transaction consummated. The following is only a summary of certain terms and conditions of the Proposed Reorganization as set forth in the Letter of Intent, does not purport to be a complete summary, and is qualified in its entirety by reference to the full text of the Letter of Intent, which is incorporated herein by reference.

         SALE OF BARNICKEL COMPANY PORTFOLIO; PURCHASE OF BARNICKEL TRUST INTERESTS. Prior to Closing, Barnickel Company will sell its portfolio (the "Portfolio") of marketable securities (other than shares of Capital Stock) on the open market. After establishing reserves for or paying (i) taxes attributable to the sale of the Portfolio, (ii) fees payable to the trustees of the Barnickel Trust, (iii) the insurance premiums, with respect to the six years following the closing date, for a $10,000,000 Barnickel Company officers and directors liability insurance policy, (iv) known claims of creditors dischargeable upon dissolution of Barnickel Company (discussed below), and (v) certain additional amounts for other administrative expenses arising from the transaction, the proceeds from the sale of the Portfolio will be used by Barnickel Company to offer to purchase beneficial interests in the Barnickel Trust from beneficiaries other than the Janeses or the Janes Family and, in the discretion of Barnickel Company, to purchase its shares held by the Lehmann Trusts. The "Janes Family" is defined in the Letter of Intent as any person who is a spouse, child or grandchild (or the spouse of any of them or a trust for their benefit) of any of the Janeses (or, in the case of Michael V. Janes, a charitable trust or foundation established by him) who beneficially owns shares of Capital Stock transferred to him, her or it by any of the Janeses.

         PURCHASE OF BARNICKEL COMPANY ASSETS AND ASSUMPTION OF LIABILITIES. Subject to the conditions discussed below, the Company will purchase at Closing, in exchange for shares of Capital Stock, the Barnickel Company Assets.

The Company will issue one new share of Capital Stock to Barnickel Company in exchange for each share of Capital Stock owned by Barnickel Company as of the Closing. In exchange for the Trust Interests, the Company will issue shares of Capital Stock to Barnickel Company equal in number to the shares of Capital Stock the Company will receive as a Barnickel Trust beneficiary upon distribution of the Barnickel Trust Assets (discussed below). With respect to the O & G Properties, the Company will issue shares of Capital Stock to Barnickel Company equal in value, based upon the average of the closing prices of the Capital Stock on the Nasdaq National Market for the 20 consecutive trading days immediately preceding the fifth trading day before the Closing, to the after-tax fair market value of the O & G Properties acquired, as determined by an independent appraisal performed by an appraiser selected and compensated by Barnickel Company and reasonably satisfactory to the Company. Such value of the O & G Properties would be reduced by an amount to be determined by the parties, but not greater than $100,000.

         The Company will, at its expense, register under federal securities laws and qualify, unless exempt, under applicable state "blue sky" laws, the shares of Capital Stock in connection with the aforesaid issuance of such shares to Barnickel Company and distribution thereof to the stockholders of Barnickel Company and the beneficiaries of the Barnickel Trust (discussed below).

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 17 of 38 Pages

         A number of shares of Capital Stock distributable to Barnickel Company as consideration for the Barnickel Company Assets equal in value, as of Closing, to one-half the value of the outstanding Barnickel Company stock, plus one-half the value of any such stock purchased from the Lehmann Trusts, would be deposited on behalf of the distributees (other than the Company) upon dissolution of Barnickel Company and the distribution of the Barnickel Trust (the "Distributees") with a custodian at Closing for five years for purposes of meeting the "continuity of interest" test required in a tax-free reorganization. During the five year period following Closing, these shares would be required to be released by the custodian, in the manner provided under such custodial arrangement, upon receipt of an opinion of tax counsel reasonably satisfactory in form and substance to the Company and the Barnickel Trust. In addition, shares of Capital Stock distributable to Barnickel Company having an approximate value of up to $10,000,000 would also be deposited with a custodian at Closing for up to five years, and would be available during such five year holding period for sale in satisfaction of certain indemnification obligations under the Definitive Agreement for the benefit of the officers and directors of Barnickel Company, the Barnickel Trustees (as shareholders of Barnickel Company) and Morgan Stanley & Co. Incorporated. The foregoing shares of Capital Stock to be deposited with custodians at Closing are referred to herein as the "Custodial Shares." During the five-year holding period, each beneficial owner of Custodial Shares will have the right to vote and will continue to receive all dividends with respect to such Custodial Shares.

         The Company will assume at Closing (i) all liabilities associated with the O & G Properties, (ii) documented fees and expenses of Barnickel Company's counsel, accountants, appraisers and financial advisers in connection with the Proposed Reorganization, and (iii) a portion of the federal income taxes attributable to Barnickel Company's sale of the Portfolio; provided, however, that the Company will not assume any liabilities under clauses (ii) and (iii) in excess of $9,000,000 in the aggregate. The Company will not assume any other liabilities of Barnickel Company.

         DISTRIBUTION OF BARNICKEL TRUST ASSETS TO BENEFICIARIES. As soon as practicable following the Closing, Barnickel Company will dissolve and distribute its remaining assets (consisting of the shares of Capital Stock received by Barnickel Company in the Proposed Reorganization, excluding the reserves described above) to the Barnickel Company stockholders, namely Barnickel Trust (or, if earlier distributed, its beneficiaries) and the Lehmann Trusts. Immediately upon receiving such remaining assets of Barnickel Company, the Barnickel Trust will distribute such assets (excluding the Custodial Shares) (the "Barnickel Trust Assets"), if not previously distributed, to the beneficiaries of the Barnickel Trust (including the Company).

         STOCKHOLDERS AGREEMENT. On the closing date, the Stockholder Parties (defined below) will enter into a stockholder's agreement (the "Stockholders Agreement") containing the following provisions:

             REPRESENTATION ON COMPANY BOARD. As of the Closing and for the period expiring as of the Company's first annual meeting following the Closing, the size of the Company's board of directors will be expanded to eleven members and two new directors proposed by Barnickel Company will be appointed to the board. Subject to the ownership requirement described below and certain other considerations set forth in the Letter of Intent, with respect to the first and second annual meetings following the Closing, the Company's board will renominate the two directors proposed by Barnickel Company and, if any such

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 18 of 38 Pages

director is unwilling or unable to serve, such other person as would be proposed jointly by the Principals (as hereinafter defined); with respect to the each subsequent annual meeting for so long as any Capital Stock is held under the custodial arrangement for purposes of the "continuity of interest" test, the Company's board will nominate for election as directors two persons (such number to be increased proportionately with any subsequent increase in the size of the board) jointly selected by the owners (hereinafter the "Principals") of the Custodial Shares deposited in custody for purposes of such "continuity of interest" test; and with respect to each annual meeting thereafter, the Company's board will nominate for election as directors two persons (such number to be increased proportionately with any subsequent increase in the size of the board) jointly selected by the Janeses. During the five year period following Closing, the Company's executive and nominating committees would also include at least one director appointed or nominated in the foregoing manner. The foregoing rights (except those described in the first sentence) are subject to its condition that if the Janeses' aggregate beneficial ownership of the Company's outstanding Capital Stock falls below 15%, the Principals or the Janeses, as the case may be, would be entitled to propose only one person for election to the board, and if the Janeses' ownership falls below 10%, the Principals or the Janeses would no longer be entitled to propose any persons for election to the board.

             TRANSFERS TO 10% HOLDERS. For the period from the closing date until January 1, 1997 (the "Restricted Period"), the owners of shares of Capital Stock that have entered into the Stockholders Agreement (the "Stockholder Parties") would agree not sell their shares of Capital Stock to any person who then owns, or as a result of such transaction would own, 10% or more of the outstanding Capital Stock, except that Stockholder Parties may participate in an unsolicited tender offer on the same proportionate basis as other Company stockholders, under certain circumstances.

             RESALES OF CAPITAL STOCK. During the Restricted Period, the Stockholder Parties would agree that open market sales of Capital Stock will not be permitted, except in connection with a secondary offering pursuant to the Registration Rights Agreement (defined below) or pursuant to the provisions of paragraph (d) of SEC Rule 145.

             COMPANY RIGHT OF FIRST REFUSAL. During the Restricted Period, the Stockholder Parties would agree not to engage in a private sale of Capital Stock without giving the Company a right of first refusal, except for sales between the Janeses, or by any of them to Janes Family members.

             ADDITIONAL ACQUISITION OF CAPITAL STOCK. During the Restricted Period, the Stockholder Parties would agree not to acquire additional shares of Capital Stock in an amount which increases the aggregate percentage of Capital Stock owned by the Stockholder Parties as of the closing date by more than one percent.

             STANDSTILL PROVISIONS. The Stockholder Parties would agree that, prior to the earlier of the Company's 1997 Annual Meeting and June 30, 1997, without the prior approval of the board of directors of the Company, they would not (i) call or participate in the calling of a special meeting of stockholders of the Company, (ii) submit any stockholder proposal, (iii) institute, encourage or participate in any proxy solicitation, or (iv) propose, encourage or solicit any person to acquire the Company, a substantial portion of its assets, or more than 1% of the outstanding Capital Stock.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 19 of 38 Pages

             VOTING OF COMPANY STOCK. On all matters requiring a vote of the Company's shareholders up to and including the Company's 1997 Annual Meeting, the Stockholder Parties would agree to vote either in accordance with the recommendations of the Company's board, or for or against or abstaining in the same proportion as the shares owned by all other shareholders of the Company; except that Stockholder Parties would be free to vote their stock on a merger, a sale of 50% or more of the Company's assets or a purchase of assets where the purchased assets constitute more than 25% of the Company's assets, provided the transaction is recommended by the Company's board. The Stockholders Agreement would also provide that no Stockholder Parties will deposit any Capital Stock in a voting trust or enter into a voting agreement.

         REGISTRATION RIGHTS AGREEMENT. Each of the Stockholder Parties, the trustee of the Lehmann Trusts (on behalf of the Lehmann Trusts and their beneficiaries) and the trustees of the Barnickel Trust (on behalf of the beneficiaries of the Barnickel Trust) will enter into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company as of the Closing which would contain substantially the following provisions:

             DEMAND AND PIGGY-BACK REGISTRATION RIGHTS. The holders of registration rights would have in the aggregate not more than two rights to demand registration of shares of Capital Stock and an unlimited number of piggy-back registration rights for a period of five years following the Closing, and one right to demand registration in the sixth year following the Closing. The Company would pay the legal and other expenses of each registration and offering, but the participants would pay the underwriting fees to the extent of their participation.

             TIME PERIOD FOR EXERCISING DEMAND RIGHTS. The holders of registration rights would be permitted to exercise their demand rights at any time over the first five years and during the sixth year following Closing (but not within nine months of a previous registration in which they were entitled to participate and not more than once per calendar year).

             NUMBER OF SHARES ELIGIBLE TO BE REGISTERED. Subject to customary cut-back rights of the Company, a minimum of 150,000 shares could be registered, in the case of a demand registration, and a minimum of 20,000 and maximum of 650,000 shares could be registered, in the case of a piggy-back registration.

             RIGHT OF FIRST REFUSAL. The Registration Rights Agreement would provide that under certain circumstances the Company would have a right of first refusal with respect to all or any portion of the shares of Capital Stock requested to be registered pursuant to a demand or piggy-back registration, at a price equal to the average closing price of the Capital Stock for the 20 business days immediately preceding the date of such request for registration.

         CONDITIONS TO CLOSING. The obligations of the parties to consummate the transactions contemplated in the Proposed Reorganization will be subject to the satisfaction of certain conditions on or before the closing date, which conditions include, among others: (i) approval of the Definitive Agreement by the boards of directors of the Company and Barnickel Company, the Janes Family and the holders of up to 90% of the Barnickel Trust beneficial interests; (ii) the issuance of a favorable ruling from the Internal Revenue Service regarding qualification of the Proposed Reorganization as a tax-free reorganization within the meaning of Section 368(a)(1)(C) of the Code and regarding

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 20 of 38 Pages

classification of the Barnickel Trust, in its year of termination, as a trust within the meaning of Section 7701 of the Code.

         MISCELLANEOUS. The Company will amend its Rights Agreement with Society National Bank dated March 28, 1994 to provide that no rights issued thereunder would become exercisable by reason of the transactions contemplated by the Letter of Intent.

    Consummation of the transactions contemplated by the Letter of Intent is subject to negotiation and execution of the Definitive Agreement and other necessary agreements on terms mutually satisfactory to the parties, receipt of necessary regulatory approvals, and other conditions to Closing. No assurance can be given that a Definitive Agreement will be reached or that such transactions will be consummated.

                                *   *   *   *   *

    BTC holds a total of 271,201 other shares of Capital Stock of the Company, as described in Item 3 above. These shares have been acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect. In its capacity as trustee of certain employee benefit plans of the Company, BTC anticipates that it will continue to purchase or sell shares of Capital Stock of the Company in the open market or otherwise or distribute shares to plan participants. Similarly, in its fiduciary capacity as trustee of individual and other trusts, it anticipates that it may become the beneficial owner of other shares of Capital Stock of the Company, and may purchase or sell other shares of Capital Stock of the Company in the open market or otherwise or distribute shares to plan participants or beneficiaries.

    To the best of the knowledge of BBI and BTC, any shares beneficially owned by any of the directors or executive officers of BBI or BTC were acquired for investment purposes only.

    To the best of the knowledge of Barnickel Company and the Barnickel Trust, the other shares of Capital Stock beneficially owned by John C. Sexton were acquired for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    To the best of the knowledge of BBI and BTC, none of the directors or executive officers of BBI or BTC beneficially own any shares of Capital Stock of the Company except as set forth in Schedule V. To the best of the knowledge of Barnickel Company and the Barnickel Trust, none of the directors or executive officers of Barnickel Company (other than Genevieve J. Brown and Michael V. Janes, as discussed below) beneficially own any shares of Capital Stock of the Company except as set forth in Schedule VI.

    Set forth below is certain information concerning the interests of BBI and BTC, and, to the best of the knowledge of the Reporting Persons, of any persons who, together with the Reporting Persons, may constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, in securities of the Company. The filing of this Schedule 13D should not be construed as an admission that the Reporting Persons constitute a group or are the beneficial owners of the shares indicated below.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 21 of 38 Pages

    (a) The Reporting Persons may be deemed collectively to beneficially own 5,686,507 shares of Capital Stock, or 50.3% based on the number of shares outstanding as of August 1, 1994, by reason of their group status. Independently of the group, BBI and BTC may be deemed to beneficially own 5,608,561 shares of Capital Stock of the Company, or 49.6% based on the number of shares outstanding as of August 1, 1994, as reported by the Company.

    A total of 5,337,360 shares of Capital Stock of the Company, or 47.2% based on the number of shares outstanding as of August 1, 1994, are beneficially owned by Barnickel Company and the Barnickel Trust, in their independent capacities apart from the group. Such shares may also be deemed to be beneficially owned by BTC and Michael V. Janes, as co-trustees of the Barnickel Trust.

    A total of 400,302 and 133,434 shares of Capital Stock of the Company, or 3.54% and 1.18% based on the number of shares outstanding as of August 1, 1994, may be deemed to be beneficially owned by Lehmann Trust I and Lehmann Trust II, respectively, which shares reflect the indirect proportional interest of such trusts in shares held by Barnickel Company.

    A total of 851,140 shares of Capital Stock of the Company, or 7.52% based on the number of shares outstanding as of August 1, 1994, may be deemed to be beneficially owned by Genevieve J. Brown, in her independent capacity apart from the group. Such total includes her indirect proportional interest in 800,604 shares of Capital Stock held by Barnickel Company, as to which she is reporting shared voting and dispositive power.

    A total of 801,104 shares of Capital Stock of the Company, or 7.1% based on the number of shares outstanding as of August 1, 1994, may be deemed to be beneficially owned by John V. Janes, Jr., in his individual and fiduciary capacities apart from the group. John V. Janes, Jr. is reporting shared voting and disposition power over 800,604 shares of Capital Stock, representing his indirect proportional interest in share held by Barnickel Company.

    A total of 5,463,660 shares of Capital Stock of the Company, or 48.3% based on the number of shares outstanding as of August 1, 1994, are beneficially owned by Michael V. Janes, including the shares beneficially owned by Barnickel Company and the Barnickel Trust, in his independent capacity, apart from the group.

    A total of 824,004 shares of Capital Stock of the Company, or 7.3% based on the number of shares outstanding as of August 1, 1994, may be deemed to be beneficially owned by William B. Janes, in his independent capacity apart from the group. Such total reflects his indirect proportional interest in 800,604 shares of Capital Stock held by Barnickel Company, as to which he is reporting shared voting and dispositive power.

    Each of the Reporting Persons disclaims group status and beneficial ownership with respect to the shares of Capital Stock, other than the 5,337,360 shares owned by Barnickel Company, beneficially owned by the other members of the group.

    (b) BBI has shared voting power over 5,608,561 shares and shared dispositive power over 5,575,800 shares. BTC has sole voting power over 131,733 shares; shared voting power over 5,476,828 shares; sole dispositive power over 15,407 shares; and shared dispositive power over 5,560,393 shares.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 22 of 38 Pages

    Barnickel Company may be deemed to have shared voting and dispositive power over 5,337,360 shares of Capital Stock of the Company; the Barnickel Trust may be deemed to have shared voting and dispositive power over such 5,337,360 shares; BBI, BTC and Michael V. Janes, as co-trustees of the Barnickel Trust, may be deemed to have shared voting and dispositive power over such shares.

    The Lehmann Trust I and the Lehmann Trust II have sole voting and dispositive power over no shares, and may be deemed to have shared voting power over 400,302 and 133,434 shares, respectfully, which shares represent their indirect proportional interests in the shares held by Barnickel Company.

    Genevieve J. Brown may be deemed to have sole voting and dispositive power over 11,946 shares and shared voting and dispositive power over 839,194 shares, including an indirect proportional interest in 800,604 shares held by Barnickel Company.

    John V. Janes, Jr. has sole voting and dispositive power over 500 shares and may be deemed to have shared voting and dispositive power over 800,604 shares, representing his indirect proportional interest in 800,604 shares held by Barnickel Company.

    Michael V. Janes may be deemed to have sole voting and dispositive power over 62,000 shares and shared voting and dispositive power over 5,401,660 shares (including the shares owned by Barnickel Company).

    William B. Janes may be deemed to have sole dispositive power over 23,400 shares and shared voting and dispositive power over 800,604 shares, representing his indirect proportional interest in 800,604 shares held by Barnickel Company.

    (c) All transactions in the Capital Stock of the Company that were effected during the past 60 days (from October 1, 1994) by the Reporting Persons are set forth on Schedule VII hereto and are incorporated herein by reference. To the best of the knowledge of the Reporting Persons, none of the persons listed on Schedules I, II, III or IV has effected any transactions in the Capital Stock of the Company during the past 60 days, except as shown on
Schedule VII.

    (d) Rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Capital Stock of the Company are held by other persons with respect to all shares held by the Reporting Persons. No person is known by the Reporting Persons to have an interest relating to more than five percent of the outstanding shares of Capital Stock of the Company, based on the number of shares outstanding as of August 1, 1994, except as follows: Barnickel Company, the Barnickel Trust and the following beneficiaries of the Barnickel Trust: Genevieve J. Brown, John V. Janes, Jr., Michael V. Janes and William B. Janes.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    BTC is one of two co-trustees of the Barnickel Trust, which is governed by the Will, a copy of which has been filed as Exhibit 1 to the Schedule 13D previously filed on February 24, 1994, by BBI, BTC, Barnickel Company and the

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 23 of 38 Pages

Barnickel Trust and is incorporated herein by reference. It is believed by BBI and BTC that, under applicable law, matters relating to the voting or disposition of securities held by the Barnickel Trust generally require the approval of both of the trustees.

    The Barnickel Trust is the beneficial owner of 90% of the common stock of Barnickel Company. The Restated Articles of Incorporation and By-Laws of Barnickel Company have been filed as Exhibits 2 and 3, respectively, to the
Schedule 13D previously filed on February 24, 1994 by BBI, BTC, Barnickel Company and the Barnickel Trust, and are incorporated hereby by reference.

    As noted in Item 4 above, on February 14, 1994 and at the recommendation of BTC and Michael V. Janes, as co-trustees of the Barnickel Trust, the board of directors of Barnickel Company authorized Barnickel Company to execute a letter agreement with Morgan Stanley & Co. Incorporated for the purpose of exploring possible transactions involving Barnickel Company, including a potential sale, merger or reorganization. A copy of the letter agreement was filed as
Exhibit 4 to the Schedule 13D previously filed on February 24, 1994 by BBI, BTC, Barnickel Company and the Barnickel Trust, and is incorporated herein by reference.

    As noted in Item 4 above, as of December 9, 1994, the Letter of Intent was executed by the last Reporting Person (other than BTC, except in its capacity as trustee of the Barnickel Trust and the Lehmann Trusts, and BBI).

    To the best of the knowledge of BBI and BTC, none of the directors or executive officers of BBI or BTC are parties to any contracts, arrangement, understandings or relationships (legal or otherwise) between such persons and any person with respect to any securities of the Company, except as follows:
(i) Andrew B. Craig, III, Chairman of the Board, President and Chief Executive Officer of BBI, is a director of the Company; (ii) William E. Maritz, a Director of BBI, is also a director of the Company; and (iv) V. Raymond Stranghoener, an officer of BTC, is a director of Wm. S. Barnickel & Company.

    To the best of the knowledge of Barnickel Company and the Barnickel Trust, none of the directors or executive officers of Barnickel Company (other than Michael V. Janes, as described above) is a party to any contracts, arrangement, understandings or relationships (legal or otherwise) between any person with respect to any securities of the Company, except for the Letter of Intent or otherwise as follows: (i) Genevieve J. Brown shares voting and dispositive power over 38,490 of her shares as co-trustee with BTC of a trust; (ii) V. Raymond Stranghoener, an officer of BTC, is a director of Wm. S. Barnickel & Company; (iii) John C. Sexton shares voting and dispositive power over his shares with his spouse; (iv) Michael V. Janes, co-trustee of the Barnickel Trust, is a director and officer of Wm. S. Barnickel & Company; additionally, he shares voting and dispositive power over 60,800 shares as co-trustee with BTC of certain family trusts; and (v) BTC shares voting and dispositive power over 60,800 shares with Michael V. Janes as co-trustees of certain family trusts.

    None of the Janes (other than Genevieve J. Brown and Michael V. Janes, as described above) is a party to any contracts, arrangement, understandings or relationships (legal or otherwise) between such persons and any person with respect to any securities of the Company, except for the Letter of Intent, as described above, or otherwise as follows: William B. Janes has sole

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 24 of 38 Pages

dispositive power over 23,400 shares held by a custody account with BTC, as to which BTC has sole voting power.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1 Exhibit 1 Letter Agreement between the Company and Barnickel Company, Barnickel Trust, the Lehmann Trusts and the Janeses.

    The undersigned hereby agree that this statement is filed on behalf of each of the Reporting Persons.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 25 of 38 Pages


                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate, dated in each case as of December 9, 1994.


                             BOATMEN'S BANCSHARES, INC.

                                              December 9, 1994
                             --------------------------------------------------
                                                    Date

                                        /S/ JOHN PETERS MACCARTHY
                             --------------------------------------------------
                                                  Signature

                                   John Peters MacCarthy, Vice Chairman
                             --------------------------------------------------
                                                 (Name/Title)


                             BOATMEN'S TRUST COMPANY

                                              December 9, 1994
                             --------------------------------------------------
                                                     Date

                                            /S/ MARTIN E. GALT III
                             --------------------------------------------------
                                                   Signature

                                         Martin E. Galt III, President
                             --------------------------------------------------
                                                 (Name/Title)


                             WILLIAM S. BARNICKEL TESTAMENTARY TRUST
                             BY: BOATMEN'S TRUST COMPANY, CO-TRUSTEE

                                              December 9, 1994
                             --------------------------------------------------
                                                      Date

                                             /S/ MARTIN E. GALT III
                             --------------------------------------------------
                                                    Signature

                                          Martin E. Galt III, President
                             --------------------------------------------------
                                                   (Name/Title)

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 26 of 38 Pages


                             WM. S. BARNICKEL COMPANY

                                                December 9, 1994
                             --------------------------------------------------
                                                       Date

                             /S/ MICHAEL V. JANES
                             --------------------------------------------------
                                                     Signature

                                           Michael V. Janes, President
                             --------------------------------------------------
                                                    (Name/Title)


                             JOHN S. LEHMANN TRUST F/B/O
                             FREDERICK W. LEHMANN III

                             By:  Boatmen's Trust Company, Trustee

                             By:  /S/ MARTIN E. GALT III
                                  ---------------------------------------------
                                  Martin E. Galt III, President


                             JOHN S. LEHMANN TRUST F/B/O
                             JOHN S. LEHMANN, JR.

                             By:  Boatmen's Trust Company, Trustee

                             By:  MARTIN E. GALT III
                                  ---------------------------------------------
                                  Martin E. Galt III, President

                                  /S/ GENEVIEVE J. BROWN
                                  ---------------------------------------------
                                  Genevieve J. Brown

                                  /S/ JOHN V. JANES, JR.
                                  ---------------------------------------------
                                  John V. Janes, Jr.

                                  /S/ MICHAEL V. JANES
                                  ---------------------------------------------
                                  Michael V. Janes

                                  /S/ WILLIAM B. JANES
                                  ---------------------------------------------
                                  William B. Janes

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 27 of 38 Pages

                               INDEX OF SCHEDULES

Schedule I       Directors and Executive Officers of BBI

Schedule II      Directors and Executive Officers of BTC

Schedule III     Directors and Executive Officers of Barnickel Company

Schedule IV      The Janeses

Schedule V Interest in Securities of the Company of Directors and Executive Officers of BBI and BTC

Schedule VI Interest in Securities of the Company of Directors and Executive Officers of Barnickel Company

Schedule VII     Transactions During the Past Sixty Days

Schedule VIII    Description of INTERCO Incorporated Class Action Suit

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 28 of 38 Pages

                                   SCHEDULE I

                     DIRECTORS AND EXECUTIVE OFFICERS OF BBI

         Set forth below are the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer, if other than BBI), and citizenship of each of the directors and executive officers of BBI:

         ANDREW B. CRAIG, III, Chairman of the Board, President and Chief Executive Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO

63101; U.S.A.

         SAMUEL B. HAYES, III, Vice Chairman and Director of BBI; Chairman of the Board, President and Chief Executive Officer, The Boatmen's National Bank of St. Louis, One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         JOHN PETERS MACCARTHY, Vice Chairman and Director of BBI; Chairman of the Board and Chief Executive Office of BTC; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         RICHARD L. BATTRAM, Director of BBI; Vice Chairman of the Board of The May Department Stores Company, a retailer; 611 Olive Street, St. Louis, MO 63101; U.S.A.

         B. A. BRIDGEWATER, JR., Director of BBI; Chairman of the Board, President and Chief Executive Officer of Brown Group, Inc., a footwear and specialty retailing company; 8300 Maryland Avenue, St. Louis, MO 63105; U.S.A.

         WILLIAM E. CORNELIUS, Director of BBI; Retired Chairman of the Board and Chief Executive Officer of Union Electric Company, an electric utility;
2 Dunlora Lane, St. Louis MO  63131; U.S.A.

         ILUS W. DAVIS, Director of BBI; Chairman of Kansas City office of Armstrong, Teasdale, Schlafly & Davis, 1700 City Centre Square, 1100 Main Street, Kansas City, MO 64105; U.S.A.

         JOHN E. HAYES, JR., Director of BBI; Chairman of the Board, President and Chief Executive Officer, Western Resources, Inc., an electric and gas utility, 818 Kansas Ave., Topeka KS 66612; U.S.A.

         LEE M. LIBERMAN, Director of BBI; Chairman Emeritus of the Board and Consultant, Laclede Gas Company, a gas utility; 10920 Schuetz Road, Suite One, St. Louis MO 63146; U.S.A.

         WILLIAM E. MARITZ, Director of BBI; Chairman of the Board and Chief Executive Officer, Maritz Inc., a performance improvement, travel, communications, business meeting, training and market research company; 1375 N. Highway Drive, St. Louis MO 63026; U.S.A.

         ANDREW E. NEWMAN, Director of BBI; Chairman of the Board, Edison Brothers Stores, Inc., a retail specialty chain stores company; 501 N. Broadway, St. Louis MO 63102; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 29 of 38 Pages

         JERRY E. RITTER, Director of BBI; Executive Vice President, Chief Financial and Administrative Officer, Anheuser-Busch Companies, Inc., a beer brewery, food products and family entertainment company; One Busch Place, St. Louis MO 63118; U.S.A.

         WILLIAM P. STIRITZ, Director of BBI; Chairman of the Board and Chief Executive Officer, Ralston Purina Company, a food products and processing and animal foods company; Checkerboard Square, Tower Building 15T, St. Louis MO 63164; U.S.A.

         ALBERT E. SUTER, Director of BBI; Senior Vice Chairman of the Board and Chief Operating Officer, Emerson Electric Co., a manufacturer of electrical and electronic products; 8000 West Florissant Ave., St. Louis MO 63136; U.S.A.

         DWIGHT D. SUTHERLAND, Director of BBI; Partner, Sutherland Lumber Company, a retailer of lumber and building materials, 4000 Main Street, Kansas City, MO 64111; U.S.A.

         THEODORE C. WETTERAU, Director of BBI; Retired Chairman of the Board and Chief Executive Officer of Wetterau Incorporated, Retired Vice Chairman of the Board and Director of SuperValu Inc.; Principal, Wetterau Associates, a private investment company, 1401 South Brentwood Blvd., Suite 760, St. Louis MO 63144; U.S.A.

         JOHN M. BRENNAN, Executive Vice President of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         J. ROBERT BRUBAKER, Executive Vice President and Senior Operations Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         GREGORY L. CURL, Vice Chairman of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         ALFRED S. DOMINICK, JR., Executive Vice President -- Retail Banking of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         JAMES W. KIENKER, Executive Vice President and Chief Financial Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         PHILLIP E. PETERS, Executive Vice President and Chief Investment Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 30 of 38 Pages

                                   SCHEDULE II

                     DIRECTORS AND EXECUTIVE OFFICERS OF BTC

         Set forth below are the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer, if other than BBI or BTC), and citizenship of each of the directors and executive officers of BTC:

         HOWARD F. BAER, Director of BTC; Private Investor, 232 N. Kingshighway, Suite 504, St. Louis MO 63108; U.S.A.

         CLARENCE C. BARKSDALE, Director of BTC; Vice Chairman, Washington University, 1130 Hampton Avenue, St. Louis MO 63139; U.S.A.

         JOHN B. BIGGS, JR., Director of BTC; Senior Vice President, Brown Group, Inc., a footwear and specialty retailing company; 8400 Maryland Avenue, St. Louis, MO 63105; U.S.A.

         GERALD D. BLATHERWICK, Director of BTC; Retired Vice Chairman - Human Resources and Corporate Communications - Southwestern Bell Corporation, 26 Fordyce Lane, St. Louis MO 63124; U.S.A.

         STEPHEN F. BRAUER, Director of BTC; President, Hunter Engineering Company, an engineering company; 11250 Hunter Drive, Bridgeton, MO 63044; U.S.A.

         MARY LEYHE BURKE, PH.D., Director of BTC; Head of School, Whitfield School; a private secondary school; 175 South Mason Road, St. Louis MO 63141; U.S.A.

         GEORGE K. CONANT, Director of BTC; President, Tri-Star Supply Inc.; a building materials company; 10435 Baur Boulevard, St. Louis MO 63132; U.S.A.

         ANDREW B. CRAIG, III, Director of BTC; Chairman, President & Chief Executive Officer, BBI; U.S.A.

         DONALD DANFORTH, JR., Director of BTC; Chairman, Vector Corporation, an equipment manufacturer; 700 Corporate Park Drive, Suite 330, St. Louis MO 63105; U.S.A.

         MARTIN E. GALT, III, Director of BTC; President, BTC; U.S.A.

         A. WILLIAM HAGER, Director of BTC; Chairman of the Board, Hager Hinge Company; a hinge manufacturing company; 139 Victor Street, St. Louis MO 63104; U.S.A.

         SAMUEL B. HAYES, III, Director of BTC; President of BBI; Chairman of the Board, The Boatmen's National Bank of St. Louis, One Boatmen's Plaza, 800 Market Street, St. Louis MO 63101; U.S.A.

         ROBERT E. KRESKO, Director of BTC; Retired Partner, Trammell Crowe Company, a real estate development company; Pierre Laclede Center, 7701 Forsyth Blvd., Suite 680, St. Louis MO 63105; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 31 of 38 Pages

         JOHN PETERS MACCARTHY, Chairman and Chief Executive Officer of BTC; Vice Chairman of BBI; U.S.A.

         JAMES S. MCDONNELL III, Director of BTC; Retired Vice President, McDonnell Douglas Corporation; 40 Glen Eagles Drive, St. Louis MO 63124; U.S.A.

         JOHN B. MCKINNEY, Director of BTC; President & Chief Executive Officer, Laclede Steel Company; a steel manufacturer; One Metropolitan Square, 15th Floor, St. Louis MO 63102; U.S.A.

         REUBEN M. MORRISS, III, Vice Chairman and Director of BTC; U.S.A.

         WILLIAM C. NELSON, Director of BTC; Chairman, President & Chief Executive Officer, Boatmen's First National Bank of Kansas City; 10th & Baltimore, P.O. Box 419038; Kansas City MO 64183; U.S.A.

         WILLIAM A. PECK, M.D., Director of BTC; Executive Vice Chancellor and Dean, Washington University School of Medicine, 660 South Euclid Avenue, Box 8106, St. Louis MO 63110; U.S.A.

         W.R. PERSONS, Director of BTC; Retired Chairman and Chief Executive Officer, Emerson Electric Co.; 7811 Carondelet, Suite 201, St. Louis MO 63105; U.S.A.

         JERRY E. RITTER, Director of BTC; Executive Vice President, Chief Financial Officer and Administrative Officer, Anheuser-Busch Companies, Inc., a beer brewery, food products and family entertainment company; One Busch Place, St. Louis MO 63118; U.S.A.

         LOUIS S. SACHS, Director of BTC; Chairman, Sachs Properties, a real estate development company; P.O. Box 7104; St. Louis MO 63177; U.S.A.

         HUGH SCOTT, III, Director of BTC; Chairman and Chief Executive Officer, Western Diesel Services, Inc., an industrial company; 101 S. Hanley, Suite 1910, St. Louis MO 63105; U.S.A.

         RICHARD W. SHOMAKER, Director of BTC; Consultant, Brown Group, Inc., a footwear and specialty retailing company; 8400 Maryland Avenue, St. Louis, MO 63105; U.S.A.

         BRICE R. SMITH, JR., Director of BTC; Chairman of the Board, Sverdrup Corporation, an engineering and design company; 13723 Riverport Drive, Maryland Heights MO 63043; U.S.A.

         WILLIAM D. STAMPER, Director of BTC; President, W. D. Stamper Company, a small capitalization investment company; 7777 Bonhomme, Suite 1006, St. Louis, MO 63105; U.S.A.

         JANET MCAFEE WEAKLEY, Director of BTC; Chairman and Chief Executive Officer, Janet McAfee, Inc., a real estate brokerage company, 149 N. Meramec Ave., St. Louis MO 63105; U.S.A.

         GORDON E. WELLS, Director of BTC; Retired Chairman of the Board, Boatmen's First National Bank of Kansas City; 3121 West 67th Terrace, Shawnee Mission, Kansas 66208; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 32 of 38 Pages

         EUGENE F. WILLIAMS, JR., Director of BTC; Retired Chairman of the Board of Centerre Trust Company of St. Louis; 515 Olive Street, Suite 1505, St. Louis MO 63101; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 33 of 38 Pages

                                  SCHEDULE III

              DIRECTORS AND EXECUTIVE OFFICERS OF BARNICKEL COMPANY

         Set forth below are the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer), and citizenship of each of the directors and executive officers of Barnickel Company:

         GENEVIEVE J. BROWN, Vice President and Director of Barnickel Company; Private Investor; 3 Indian Hill, St. Louis, MO 63124; U.S.A.

         MICHAEL V. JANES, President, Treasurer and Director of Barnickel Company; Private Investor; 8000 Bonhomme, St. Louis, MO 63105; U.S.A.

         FAIRFAX F. POLLNOW, Director of Barnickel Company; Real Estate Investor and President, Arbor Land Company; 300 Hunter Ave., Suite 101, St. Louis, MO 63124; U.S.A.

         JOHN C. SEXTON, Director of Barnickel Company; President, Gross & Janes Company, a manufacturer of railroad ties; 511 Rudder Rd., P.O. Box 26113, Fenton, MO 63026; U.S.A.

         V. RAYMOND STRANGHOENER, Director of Barnickel Company; Senior Vice President, General Counsel & Secretary, Boatmen's Trust Company, 100 N. Broadway, St. Louis, MO 63102; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 34 of 38 Pages

                                   SCHEDULE IV

                                   THE JANESES

         Set forth below are the names, residence or business addresses, principal occupation or employment, and citizenship of Genevieve J. Brown, John
V. Janes, Jr., Michael V. Janes and William B. Janes:

         GENEVIEVE J. BROWN, Vice President and Director of Barnickel Company; Private Investor; 3 Indian Hill, St. Louis, MO 63124; U.S.A.

         JOHN V. JANES, JR., Private Investor; 5528 Beach Drive West, Destin, FL 32541; U.S.A.

         MICHAEL V. JANES, President, Treasurer and Director of Barnickel Company; Private Investor; 8000 Bonhomme, St. Louis, MO 63105; U.S.A.

         WILLIAM B. JANES, Private Investor, 724 Tulalip Road N.E., Marysville, WA 98271; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 35 of 38 Pages

                                   SCHEDULE V

                      INTEREST IN SECURITIES OF THE COMPANY
               OF DIRECTORS AND EXECUTIVE OFFICERS OF BBI AND BTC

         To the best of the knowledge of BBI and BTC, none of the directors or executive officers of BBI or BTC beneficially own any shares of Capital Stock of the Company except as set forth below:

                                                       Sole        Shared
                        Sole Voting  Shared Voting  Dispositive  Dispositive
          Name             Power         Power         Power        Power
   -------------------  -----------  -------------  -----------  -----------

   Andrew B. Craig III     5,000*         --           5,000*         --
   William E. Maritz       5,000*         --           5,000*         --
   Samuel B. Hayes                                     1,000

- ----------

* Includes 4,000 shares deemed to be beneficially owned pursuant to stock options that are presently exercisable.


CUSIP No. 716723 10 1             SCHEDULE 13D              Page 36 of 38 Pages

                                   SCHEDULE VI

                      INTEREST IN SECURITIES OF THE COMPANY
            OF DIRECTORS AND EXECUTIVE OFFICERS OF BARNICKEL COMPANY

         To the best of the knowledge of Barnickel Company and the Barnickel Trust, none of the directors or executive officers of Barnickel Company (other than Genevieve J. Brown and Michael V. Janes, as discussed in Item 5 above) beneficially own any shares of Capital Stock of the Company except as set forth below:

                                                       Sole        Shared
                        Sole Voting  Shared Voting  Dispositive  Dispositive
          Name             Power         Power         Power        Power
   -------------------  -----------  -------------  -----------  -----------

   John C. Sexton           --            100            --          100
   Michael V. Janes        62,000      5,401,660       62,000     5,401,660


CUSIP No. 716723 10 1             SCHEDULE 13D              Page 37 of 38 Pages

                                  SCHEDULE VII

                                TRANSACTIONS DURING THE PAST SIXTY DAYS*


Identity of Person                          Date of    Number of  Price Per  Description of
                                          Transaction    Shares     Share      Transaction
- ----------------------------------------  -----------  ---------  ---------  ---------------------------

BTC, as trustee of employee benefit plan   10/11/94         134     32.0     Purchase
BTC, as trustee of employee benefit plan   10/14/94         100     31.125   Purchase
BTC, as trustee of employee benefit plan   10/14/94          88     31.125   Purchase
BTC, as trustee of employee benefit plan   10/20/94         500     30.00    Purchase
BTC, as trustee of employee benefit plan   10/26/93         204     29.5     Sale
BTC, as trustee of employee benefit plan   11/03/94       2,600     29.75    Purchase
BTC, as trustee of employee benefit plan   11/03/94       3,900     29.75    Purchase
BTC, as trustee of employee benefit plan   11/03/94          87     29.75    Purchase
BTC, as trustee of employee benefit plan   11/16/94         356     28.00    Purchase
BTC, as trustee of employee benefit plan   11/16/94          35     28.00    Purchase
BTC, as trustee of employee benefit plan   11/16/94         391     28.00    Sale
BTC, as trustee of employee benefit plan   11/17/94       2,100     27.25    Sale
BTC, as trustee of employee benefit plan   11/17/94          81        N/A   Distribution to participant
BTC, as trustee of employee benefit plan   11/17/94         167        N/A   Distribution to participant
BTC, as trustee of employee benefit plan   11/25/94       3,875     27.00    Sale

- ----------

* Computed from October 1, 1994


CUSIP No. 716723 10 1             SCHEDULE 13D              Page 38 of 38 Pages

                                  SCHEDULE VIII

                        INTERCO INCORPORATED CLASS ACTION

         On November 15, 1988, a purported class action on behalf of certain groups of shareholders and bondholders of INTERCO Incorporated was filed in the United States District Court for the Southern District of New York against INTERCO Incorporated and the members of its Board of Directors, including
Mr. Liberman and Mr. Cornelius. The complaint, styled BEHRENS, ET AL. v. INTERCO INCORPORATED, ET AL., Case No. 88 CIV 8093, alleged claims against INTERCO's Directors for common law breach of fiduciary duty and violations of Sections 10(b), 14(d) and 14(e) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder in connection with Cardinal Acquisition Corp.'s tender offer for the company stock and INTERCO's recapitalization in the second half of 1988. On July 11, 1989 an amended complaint was filed which added Wasserstein Perella & Co., Inc. and Wasserstein Perella Group, Inc. as defendants and alleged claims against INTERCO's Directors for common law tortious interference with prospective economic advantage and violations of Sections 11, 12(2) and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. INTERCO Incorporated paid, without admitting any liability, $18.5 million in settlement of all claims and $100,000 to partially reimburse the cost of claims administration. On June 6, 1990 the court dismissed the action, retaining jurisdiction for purposes of administration and effectuation of the settlement.